Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Just Energy Group Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

Just Energy Group Inc. maintains systems of internal accounting and administrative controls. These systems are designated to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The committee reviews the consolidated financial statements with both management and the external auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.

On behalf of Just Energy Group Inc.

Ken Hartwick Chief Executive Officer and President	Beth Summers Chief Financial Officer

56    JUST ENERGY » ANNUAL REPORT 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Just Energy Group Inc.

We have audited the accompanying consolidated financial statements of Just Energy Group Inc., which comprise the consolidated balance sheet as at March 31, 2011 and the consolidated statements of operations, shareholders’ deficiency, comprehensive income and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Just Energy Group Inc. as at March 31, 2011 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

OTHER MATTERS

The consolidated financial statements of Just Energy Group Inc. for the year ended March 31, 2010 were audited by another firm of chartered accountants who expressed an unmodified opinion on those consolidated statements on May 19, 2010.

Toronto, Canada,	Chartered Accountants,
May 19, 2011.	Licensed Public Accountants

JUST ENERGY » ANNUAL REPORT 2011     57

CONSOLIDATED BALANCE SHEETS

As at March 31

(thousands of Canadian dollars)

	2011	2010
ASSETS
CURRENT
Cash	$97,633	$60,132
Restricted cash (Note 4)	833	18,650
Accounts receivable	281,685	232,579
Unbilled revenue	125,122	74,045
Accrued gas receivable	26,535	20,793
Gas delivered in excess of consumption	3,481	7,410
Gas in storage	6,133	4,058
Inventory (Note 5)	6,906	6,323
Prepaid expenses and deposits	6,079	20,038
Current portion of future income tax assets (Note 10)	36,375	29,139
Corporate tax recoverable	9,135	–
Other assets – current (Note 14a)	3,846	2,703

	603,763	475,870
FUTURE INCOME TAX ASSETS (Note 10)	85,899	85,197
PROPERTY, PLANT AND EQUIPMENT (Note 7)	234,906	217,223
CONTRACT INITIATION COSTS	29,654	5,587
INTANGIBLE ASSETS (Note 8)	413,035	342,022
GOODWILL	211,434	177,887
LONG-TERM RECEIVABLE	4,569	2,014
OTHER ASSETS – LONG-TERM (Note 14a)	5,384	5,027

	$1,588,644	$1,310,827

LIABILITIES
CURRENT
Bank indebtedness	$2,314	$8,236
Accounts payable and accrued liabilities	282,805	184,682
Unit distribution payable	–	13,182
Corporate taxes payable	9,788	6,410
Current portion of future income tax liabilities (Note 10)	13,216	6,776
Deferred revenue	–	7,202
Accrued gas accounts payable	19,353	15,093
Current portion of long-term debt (Note 9)	94,117	62,829
Other liabilities – current (Note 14a)	485,406	685,200

	906,999	989,610
LONG-TERM DEBT (Note 9)	507,460	231,837
FUTURE INCOME TAX LIABILITIES (Note 10)	2,657	–
DEFERRED LEASE INDUCEMENTS	1,622	1,984
OTHER LIABILITIES – LONG-TERM (Note 14a)	355,412	590,572

	1,774,150	1,814,003

NON-CONTROLLING INTEREST	–	20,603

SHAREHOLDERS’ DEFICIENCY
Deficit	$(1,063,179)	$(1,423,698)
Accumulated other comprehensive income (Note 11)	123,804	221,969

	(939,375)	(1,201,729)
Unitholders’ capital (Note 12)	–	659,118
Shareholders’ capital (Note 12)	697,052	–
Equity component of convertible debenture (Note 9e)	33,914	–
Contributed surplus (Note 13d)	22,903	18,832

Shareholders’ deficiency	(185,506)	(523,779)

	$1,588,644	$1,310,827

Guarantees (Note 18) Commitments (Note 19) Contingencies (Note 20) Subsequent events (Note 24)

See accompanying notes to the consolidated financial statements

Approved on behalf of Just Energy Group Inc.

Rebecca MacDonald, Executive Chair	Michael Kirby, Corporate Director

58    JUST ENERGY » ANNUAL REPORT 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31

(thousands of Canadian dollars, except per share amounts)

	2011	2010
SALES	$2,953,192	$2,299,231
COST OF SALES	2,470,989	1,883,898

GROSS MARGIN	482,203	415,333

EXPENSES
General and administrative expenses	109,407	88,423
Marketing expenses	133,607	95,760
Bad debt expense	27,650	17,940
Amortization of intangible assets and related supply contracts	120,841	60,951
Amortization of property, plant and equipment	5,698	5,494
Share-based compensation	5,509	4,754
Capital tax expense	188	522

	402,900	273,844

INCOME BEFORE THE UNDERNOTED	79,303	141,489
INTEREST EXPENSE (Note 9)	50,437	16,134
CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS (Note 14a)	(509,401)	1,282
OTHER INCOME	(7,235)	(3,515)

INCOME BEFORE INCOME TAX	545,502	127,588
PROVISION FOR (RECOVERY OF) INCOME TAXES (Note 10)	32,142	(100,260)
NON-CONTROLLING INTEREST	(1,987)	(3,648)

NET INCOME	$515,347	$231,496

See accompanying notes to the consolidated financial statements

Net income per share/unit (Note 16)
Basic	$3.81	$1.81

Diluted	$3.73	$1.79

JUST ENERGY » ANNUAL REPORT 2011     59

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY

For the years ended March 31

(thousands of Canadian dollars)

	$000000.00	$000000.00
	2011	2010
ACCUMULATED EARNINGS (DEFICIT)
Accumulated deficit, beginning of year	$(480,931)	$(712,427)
Net income	515,347	231,496

ACCUMULATED EARNINGS (DEFICIT), END OF YEAR	34,416	(480,931)

DISTRIBUTIONS AND DIVIDENDS
Distributions and dividends, beginning of year	(942,767)	(757,850)
Distributions and dividends	(151,782)	(179,839)
Class A preference share distributions – net of income taxes of $1,305 (2010 – $ 2,501)	(3,046)	(5,078)

Distributions and dividends, end of year	(1,097,595)	(942,767)

DEFICIT	(1,063,179)	(1,423,698)

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)
Accumulated other comprehensive income, beginning of year	221,969	364,566
Other comprehensive loss	(98,165)	(142,597)

Accumulated other comprehensive income, end of year	123,804	221,969

SHAREHOLDERS’/UNITHOLDERS’ CAPITAL (Note 12)
Shareholders’ capital, beginning of year	659,118	398,454
Shares exchanged	23,231	187,063
Shares issued on exercise/exchange of share compensation	1,559	682
Shares issued	10,328	—
Distribution reinvestment plan	26,047	20,036
Exchangeable Shares issued	—	239,946
Exchangeable Shares exchanged	(23,231)	(187,063)

Shareholders’/Unitholders’ capital, end of year	697,052	659,118

EQUITY COMPONENT OF CONVERTIBLE DEBENTURE (Note 9e)	33,914	—
CONTRIBUTED SURPLUS (Note 13d)	22,903	18,832

Shareholders’ deficiency, end of year	$(185,506)	$(523,779)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended March 31

(thousands of Canadian dollars)

	$000000.00	$000000.00
	2011	2010
NET INCOME	$515,347	$231,496
Unrealized gain on translation of self-sustaining operations	334	26,626
Amortization of deferred unrealized gain of discontinued hedges, net of income taxesof $21,384 (2010 – $34,339) (Note 14a)	(98,499)	(169,223)

OTHER COMPREHENSIVE LOSS	(98,165)	(142,597)

COMPREHENSIVE INCOME	$417,182	$88,899

See accompanying notes to the consolidated financial statements

60    JUST ENERGY » ANNUAL REPORT 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31

(thousands of Canadian dollars)

	2011	2010
Net inflow (outflow) of cash related to the following activities

OPERATING
Net income	$515,347	$231,496

Items not affecting cash
Amortization of intangible assets and related supply contracts	120,841	60,951
Amortization of property, plant and equipment	5,698	5,494
Amortization of contract initiation costs	12,429	—
Share-based compensation	5,509	4,754
Non-controlling interest	(1,987)	(3,648)
Future income taxes	22,655	(122,014)
Financing charges, non-cash portion	6,151	902
Other	16,056	4,030
Change in fair value of derivative instruments	(509,401)	1,282

	(322,049)	(48,249)

Adjustments required to reflect net cash receipts from gas sales (Note 21)	(1,725)	10,549

Net change in non-cash working capital (Note 22)	(38,213)	(35,523)

Cash inflow from operating activities	153,360	158,273

FINANCING
Distributions and dividends paid	(138,796)	(157,495)
Distributions to Class A preference shareholder	(4,896)	(7,580)
Tax impact on distributions to Class A preference shareholder	1,305	2,501
Increase/(decrease) in bank indebtedness	(5,922)	8,236
Issuance of long-term debt	484,844	243,797
Repayment of long-term debt	(148,292)	(207,493)
Debt issuance costs	(2,157)	—
Funding from minority interest holder of TGF	—	1,500
Restricted cash	17,793	626

Cash inflow (outflow) from financing activities	203,879	(115,908)

INVESTING
Purchase of property, plant and equipment	(36,641)	(41,207)
Purchase of other intangible assets	(2,555)	(6,348)
Acquisitions (Note 6)	(262,673)	9,799
Proceeds from long-term receivable	2,232	290
Contract initiation costs	(19,210)	–

Cash outflow from investing activities	(318,847)	(37,466)

Effect of foreign currency translation on cash balances	(891)	(3,861)

NET CASH INFLOW	37,501	1,038
CASH, BEGINNING OF YEAR	60,132	59,094

CASH, END OF YEAR	$97,633	$60,132

Supplemental cash flow information
Interest paid	$39,167	$14,621
Income taxes paid	$8,651	$27,886

See accompanying notes to the consolidated financial statements

JUST ENERGY » ANNUAL REPORT 2011    61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2011

(thousands of Canadian dollars except where indicated and per share amounts)

NOTE 1  ORGANIZATION

Effective January 1, 2011, Just Energy completed the conversion from an income trust (Just Energy Income Fund (the “Fund”)) to a corporation (the “Conversion”) pursuant to a plan of arrangement approved by unitholders on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010 and going forward, operates under the name, Just Energy Group Inc. (“JEGI”, “Just Energy” or “the Company”). JEGI was a newly incorporated entity for the purpose of acquiring the outstanding units of the Fund, exchangeable shares of Just Energy Exchange Corp (“JEEC”) and the Class A Preference Shares of Just Energy Corp (“JEC”) on a one-for-one basis for common shares of JEGI. There was no change in the ownership of the business and therefore, there is no impact to the consolidated financial statements except for the elimination of unitholders’ equity and the recording of shareholders’ equity in the same amount.

Just Energy is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corp. (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC and Hudson Energy Canada Corp. (“Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels, Inc. (“TGF”), and Hudson Energy Solar Corp.

NOTE 2   OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its suppliers. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers the customer the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits, which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits but also increase sales receptivity and improve renewal rates.

In addition, through NHS, Just Energy sells and rents high efficiency and tankless water heaters and other heating, ventilating and air conditioning (“HVAC”) products. TGF, an ethanol producer, operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan. Just Energy indirectly acquired Hudson, effective May 1, 2010, a marketer of natural gas and electricity that primarily sells to commercial customers.

NOTE 3(i)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates.

(b)	Cash and cash equivalents

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

(c)	Accrued gas receivable/accrued gas accounts payable or gas delivered in excess of consumption/deferred revenues

Accrued gas receivables are stated at estimated realizable value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas accounts payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenues.

62    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Due to the seasonality of our operations, during the winter months customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas accounts payable; however, in the summer months customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenues.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec and Michigan gas markets.

(d)	Gas in storage

Gas in storage primarily represents the gas delivered to the LDCs in the States of Illinois, Indiana, New York, Ohio and California. The balance will fluctuate as gas is injected or withdrawn from storage. Injections typically occur from April through November and withdrawals occur from December through March.

In addition, a portion of the gas in storage relates to operations in the Province of Alberta. In Alberta, there is a month to month carryover, which represents the difference between the gas delivered to the LDC within a month and customer consumption. The delivery volumes in the following month are adjusted accordingly.

Gas in storage is stated at the lower of cost and net realizable value.

(e)	Inventory

Inventory consists of water heaters, furnaces and air conditioners as well as ethanol, ethanol in process and grain inventory. Water heaters, furnaces and air conditioners are stated at the lower of cost and net realizable value with cost being determined on a weighted average basis. Ethanol, ethanol in process and grain inventory are valued at the lower of cost and net realizable value with cost being determined on a weighted average basis.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Cost for water heaters, furnaces and air conditioners includes the cost of installation.

Amortization is provided over the estimated useful lives of the assets, with the half year rule applied to additions, as follows:

Asset	Basis	Rate
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Water heaters, furnaces and air conditioners	Straight line	15 years
Leasehold improvements	Straight line	Term of lease
Vehicles	Straight line	5 years
Ethanol plant and equipment	Straight line	25 years
Building	Straight line	39 years

(g)	Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination of the Company’s reporting subsidiaries that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized however; it is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps: in the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit including goodwill exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination.

(h)	Gas contracts and customer relationships

Gas contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various gas contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to five years on a straight line basis which approximates the life of the assets.

(i)	Electricity contracts and customer relationships

Electricity contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various electricity contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to six years on a straight line basis which approximates the life of the assets.

JUST ENERGY » ANNUAL REPORT 2011    63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(j)	Water heater contracts and customer relationships

Water heater contracts represent the fair value of rental contracts on the acquisition of various water heater contracts and expected renewals. These contracts are operating leases and are amortized over their average estimated remaining life of up to 15 years on a straight line basis which approximates the life of the assets.

(k)	Impairment of long-lived assets

Just Energy reviews long-lived assets, which include property, plant and equipment, contract initiation costs and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, through use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(l)	Other assets (liabilities) – current/long-term, change in fair value of derivative instruments and other comprehensive income (loss)

Just Energy’s various derivative instruments have been accounted for using the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. In accordance with CICA Handbook Section 3865, Hedges, Just Energy is amortizing the accumulated gains and losses to June 30, 2008, from other comprehensive income in the same period in which the original hedged item affects the Consolidated Statements of Operations. No retrospective restatement is required for this change. The derivatives are measured at fair value and booked to the consolidated balance sheets. Effective July 1, 2008, all changes in fair value between periods are booked to change in fair value of derivative instruments on the consolidated statements of operations.

Just Energy enters into contracts with the intent of moderating its exposure to risks affecting the cost of sales for fixed-price electricity and JustGreen electricity sales. The contracts include fixed-for-floating electricity swap contracts and physical forward contracts, unforced capacity contracts, heat rate swap contracts, heat rate options, renewable energy certificates, and financial and physical forward gas contracts (to fulfill obligations under the heat rate swaps) with electricity and natural gas suppliers. These swaps and forwards are accounted for in accordance with CICA Handbook Section 3855.

Just Energy enters into hedges of its cost of sales relating to its fixed-price gas and JustGreen gas contracts by entering into a combination of physical gas forwards, financial gas forwards, physical transportation forwards, carbon offset contracts and option contracts. Physical gas forwards and transportation forwards are accounted for in accordance with CICA Handbook Section 3855. Option contracts and financial gas forwards are accounted for in accordance with CICA Handbook Section 3855.

Just Energy enters into hedges for its foreign exchange risk relating to its anticipated repatriation of U.S. dollar denominated currency by entering into foreign exchange forward contracts with its lender. Just Energy accounts for these forward contracts in accordance with CICA Handbook Section 3855 by recording them on the consolidated balance sheets as either other assets or other liabilities measured at fair value, with changes in fair value booked to change in fair value of derivative instruments.

(m)	Financial instruments

Financial instruments are classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are included on Just Energy’s consolidated balance sheets and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Financial assets and financial liabilities have been initially remeasured as at April 1, 2009 to take into account the appropriate credit risk and counterparty credit risk (see Note 13c). Gains and losses on held-for-trading financial assets and financial liabilities are recognized in net earnings in the period in which they arise. Unrealized gains and losses, including those related to changes in foreign exchange rates on available-for-sale financial assets, are recognized in accumulated other comprehensive loss until the financial asset is derecognized or determined to be impaired, at which time any unrealized gains or losses are recorded in net earnings. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are amortized using the effective interest method. The following classifications have been applied:

•	cash and restricted cash as held-for-trading, which is measured at fair value;

•	accounts receivable and unbilled revenues are classified as loans and receivables, which are measured at amortized cost; and

•	long-term debt, accounts payable and accrued liabilities, unit distribution payable and bank indebtedness are classified as other financial liabilities, which are measured at amortized cost.

Financial instruments measured at fair value on the consolidated balance sheets are based on a hierarchy that reflects the significance of the inputs used in the fair value measurements. The fair value hierarchy is disclosed in note 13 of the financial statements.

64    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Electricity:

Just Energy has entered into contracts with customers to provide electricity and renewable energy at fixed prices (“customer electricity contracts”). Customer electricity contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer electricity contracts expose Just Energy to changes in market prices of electricity, renewable energy certificates and consumption. To reduce its exposure to movements in commodity prices arising from the acquisition of electricity and renewable energy certificates at floating rates, Just Energy uses electricity derivative contracts (“electricity derivative contracts”). These electricity derivative contracts are fixed-for-floating swaps, physical electricity forward contracts, unforced capacity contracts, renewable energy certificates or a combination of heat rate swaps, heat rate options and physical or financial forward gas contracts.

Just Energy agrees to exchange the difference between the variable or indexed price and the fixed price on a notional quantity of electricity for a specified time frame in the fixed-for-floating contract arrangements. Just Energy takes title to the renewable energy certificate volumes to satisfy customer contracts. Just Energy takes title to electricity and unforced capacity at a fixed price for scheduling into the power grid under the forward contracts. Just Energy agrees to pay for certain quantities of power based on the floating price of natural gas under heat rate swaps. In order to cover the floating price of gas under these arrangements, prices for gas are fixed through either physical or financial forward gas contracts with a protection against weather variation achieved through the purchase of heat rate options. These contracts are expected to be effective as economic hedges of the electricity price exposure.

The premiums and settlements for these derivative instruments are recognized in cost of sales, when incurred.

The fair value of the electricity derivative contracts is recorded in the consolidated balance sheets with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations.

Gas:

Just Energy has entered into contracts with customers to provide gas and carbon offsets at fixed prices (“customer gas contracts”). Customer gas contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer gas contracts expose Just Energy to changes in market prices of gas and consumption. To reduce its exposure to movements in commodity prices and usage, Just Energy uses carbon offset, options and gas physical and financial contracts (“gas supply contracts”). These gas supply contracts are expected to be effective as economic hedges of the gas price exposure.

Just Energy uses physical forwards, carbon offset transportation forwards (together “physical gas supply contracts”) and other gas financial instruments to fix the price of its gas supply. Under the physical gas supply contracts, Just Energy agrees to pay a specified price per volume of gas or transportation. Other financial instruments are comprised of financial puts and calls that fix the price of gas in jurisdictions where Just Energy has scheduling responsibilities and therefore is exposed to commodity price risk on volumes above or below its base supply.

The fair value of physical gas contracts is recorded in the consolidated balance sheets with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations.

Foreign exchange:

To reduce its exposure to movements in foreign exchange rates, Just Energy uses foreign exchange forwards (“foreign exchange contracts”). These derivative financial instruments are recorded on the consolidated balance sheets as either other assets or other liabilities measured at fair value, with changes in fair value recognized in income as change in fair value of derivative instruments.

(n)	Revenue recognition

Just Energy delivers gas and/or electricity to end-use customers who have entered into long-term fixed-price contracts. Revenue is recognized when the commodity is consumed by the end-use customer or sold to third parties. The Company assumes credit risk in Illinois, Alberta, Texas, Pennsylvania, Maryland, Massachusetts and California, and for large volume customers in British Columbia and Ontario. In these markets, the Company ensures that credit review processes are in place prior to commodity flowing to the customer.

Just Energy recognizes revenue upon delivery to customers at terminals or other locations for ethanol and dried distillers’ grain.

Just Energy recognizes revenue from the monthly rental of water heaters, furnaces and air conditioners commencing from the installation date.

JUST ENERGY » ANNUAL REPORT 2011    65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(o)	Marketing expenses and contract initiation costs

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below:

Commissions related to obtaining and renewing Hudson customer contracts are paid in one of the following ways: all or partially up front or as a residual payment over the life of the contract. If the commission is paid all or partially up front, it is recorded as contract initiation costs and amortized in marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.

In addition, commissions related to obtaining customer contracts signed under NHS are recorded as contract initiation costs and amortized in marketing expenses over the remaining life of the contract.

(p)	Foreign currency translation

The operations of Just Energy’s U.S-based subsidiaries are self-sustaining operations. Accordingly, the assets and liabilities of foreign subsidiaries are translated into Canadian dollars at the rate of exchange at the consolidated balance sheet dates. Revenues and expenses are translated at the average rate of exchange for the period. The resulting gains and losses are accumulated as a component of Shareholders’ equity within AOCI.

(q)	Per common share amounts

The computation of income per common share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share is computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of options, restricted share grants and deferred restricted share grants, and conversion of convertible debentures, if dilutive.

(r)	Share-based compensation plans

The Company accounts for all of its share-based compensation awards using the fair value based method.

Awards are valued at the grant date and are not subsequently adjusted for changes in the prices of the underlying shares and other measurement assumptions. Compensation for awards without performance conditions is recognized as an expense and a credit to contributed surplus over the related vesting period of the awards. Compensation for awards with performance conditions is recognized based on management’s best estimate of whether the performance condition will be achieved.

When options, restricted share grants (“RSGs”) and deferred share grants (“DSGs”) are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to Shareholders’ capital. The amount of cash, if any, received from participants is also credited to Shareholders’ capital.

(s)	Employee future benefits

Just Energy established a long-term incentive plan (the “Plan”) for the permanent full time and part time employees (working more than 20 hours per week) in Canada. The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of common shares of Just Energy, on a matching one for one basis.

For the U.S. employees, Just Energy has established a 401(k) plan to provide employees the potential for future financial security for retirement. Employees may participate in the 401(k) plan subject to all the terms and conditions of the plan. They may join the plan on the first of any month, once they have completed six months of employment. The 401(k) savings plan is an employer matching plan. Just Energy will match an amount up to 4% of their base earnings. Employees may contribute from 1% to 25% of their total salary with Just Energy on a beforehand basis with a 2011 calendar year maximum of $17.

Participation in either plan in Canada or the U.S. is voluntary. The Plan has a two-year vesting period beginning from the later of the Plan’s effective date and the employee’s starting date. During the year, Just Energy contributed $1,572 (2010 – $1,096) to both plans, which was paid in full during the year and recognized as an expense in the consolidated statements of operations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(t)	Exchangeable Securities

Just Energy followed the recommendations of the Emerging Issues Committee relating to the presentation of exchangeable securities, which includes the Class A preference shares, issued by subsidiaries of income funds. The recommendations require that the exchangeable securities issued by a subsidiary of an income fund be presented on the consolidated balance sheets of the income fund as a part of shareholders’ capital if the following criteria have been met:

•	the holders of the exchangeable securities are entitled to receive distributions of earnings economically equivalent to distributions received on units of the income fund; and

•

the exchangeable securities ultimately are required to be exchanged for units of the income fund as a result of the passage of fixed periods of time or the non-transferability to third parties of the exchangeable securities without first exchanging them for units of the income fund.

The exchangeable shares and Class A preference shares met these criteria and were classified as Unitholders’ capital for the year ended March 31, 2010. All distributions paid to JEEC shareholders were included in Unitholders’ capital. All distributions paid to the Class A preference shareholder were in Unitholders’ capital, net of tax. The management incentive program, which is a bonus equal to the dividend amount received by a Shareholder, is additional compensation to senior management of JEC, a wholly owned subsidiary of Just Energy.

As a result of the Conversion to a corporation, the exchangeable shares of JEEC and Class A preference shares were converted into 3,794,154 and 5,263,738 common shares, respectively.

(u)	Use of estimates

The preparation of the financial statements, in conformity with Canadian GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Significant areas requiring the use of management estimates include allowance for doubtful accounts, estimate of the useful life and estimated fair value of property, plant and equipment and impairments thereon, valuation of goodwill and intangibles and the impairment thereon, valuation allowances for future tax assets, the determination of the fair values of financial instruments, as the aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts, and the determination of share-based compensation.

(v)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against a future income tax asset if it is determined that it is more likely than not that the future tax assets will not be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

(w)	Other intangible assets

Computer software is amortized on a declining basis at a rate of 100% and the commodity billing and settlement systems are amortized on a straight line basis over five years which approximates the life of the assets.

(ii)	RECENTLY ISSUED ACCOUNTING STANDARDS

The following are new standards, not yet in effect, which are required to be adopted by the company on the effective date:

Business Combinations

In October 2008, CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. Just Energy will not adopt the new standards prior to adopting International Financial Reporting Standards (“IFRS”) as described below.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

International Financial Reporting Standards

In February 2008, CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim consolidated financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of consolidated financial statements under IFRS for the year ending March 31, 2012.

Just Energy has developed a changeover plan, which includes diagnostic assessment, solution development and implementation phases. Just Energy has completed the initial assessment and solution development phases. These included certain training initiatives, researching and documenting the significant differences between Canadian GAAP and IFRS, assessing the impact on Just Energy, and a preliminary assessment of the information technology systems. The IFRS team is currently engaged in the implementation phase, which is the final phase of the project.

Significant differences exist which may impact Just Energy’s financial reporting. Those areas include, but are not limited to, property, plant and equipment, impairment of assets, accounting for income taxes, financial instruments, share-based payments, business combinations, provisions and the first-time adoption of IFRS (“IFRS 1”).

As part of the Conversion, Just Energy is in the process of analyzing the detailed impacts of these identified differences and developing solutions to bridge these differences. Although the full impact of the adoption of IFRS on Just Energy’s financial position and results of operations is not yet reasonably determinable or estimable, Just Energy expects a significant increase in financial statement disclosure requirements resulting from the adoption of IFRS. Just Energy is currently on target with its conversion plan.

NOTE 4   RESTRICTED CASH

Restricted cash and customer rebates payable represent: (i) rebate monies received from LDCs in Ontario as provided by the Independent Electricity System Operator (“IESO”) and (ii) Newten Home Comfort Inc.

i)	JE Ontario is obligated to disperse the monies to eligible end-use customers in accordance with the Ontario Power Generation Rebate as part of Just Energy Ontario L.P.’s Retailer License conditions.

ii)	As part of the acquisition of Newten Home Comfort Inc. (Note 6(c)) the Company is required to transfer cash into a trust account, in trust for the vendors, as part of the contingent consideration.

NOTE 5   INVENTORY

The amount of inventories recognized as an expense during the year was $77,376. There has not been a write down of inventory to date. Inventory is made up of the following:

	2011	2010
Raw materials	$2,224	$2,308
Work in progress	518	463
Finished goods	4,164	3,552

	$6,906	$6,323

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6    ACQUISITIONS

(a)	Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC, with an effective date of May 1, 2010. The acquisition was funded by an issuance of $330 million in convertible debentures issued on May 5, 2010 (see Note 9(e)).

The acquisition of Hudson was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired:
Current assets (including cash of $ 24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	33,574
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable — long-term	1,312
Security deposits — long-term	3,544
Other assets — current	124
Other assets — long-term	100
Other liabilities — current	(74,683)
Other liabilities — long-term	(40,719)

$289,047

Consideration:
Purchase price	$287,790
Transaction costs	1,257

$289,047

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, it may be adjusted during the 12-month period following the acquisition.

(b)	Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG” or “Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share was exchangeable for a trust unit on a one for one basis at any time at the option of the holder, and entitled the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of UEG was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition, as follows:

Net assets acquired:
Working capital (including cash of $ 10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

Non-controlling interest represented a 33.3% ownership of TGF held by EllisDon Corporation. The non-controlling interest was subsequently acquired by JEGI on January 4, 2011 (Note 12).

All contracts and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods ranging from 8 to 57 months. The water heater contracts and customer relationships are amortized over 174 months, and the intangible assets were amortized over six months. An adjustment in the amount of $10,700 was made to increase goodwill and decrease working capital during the three months ended June 30, 2010. The purchase price for this acquisition is final and no longer subject to change.

(c)	Newten Home Comfort Inc.

On July 2, 2009, NHS, a wholly owned subsidiary of Just Energy, acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest in Newten Home Comfort L.P. for $3.2 million, of which $520 was paid in cash and determined to be the purchase price consideration. The purchase price consideration excludes contingent payments to the 20% interest holders that will become payable in July 2012 based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7  PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2011	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$6,090	$3,561	$2,529
Office equipment	17,976	9,520	8,456
Computer equipment	7,750	4,958	2,792
Water heaters	78,223	6,887	71,336
Furnaces and air conditioners	3,813	179	3,634
Leasehold improvements	8,567	5,077	3,490
Vehicles	215	88	127
Ethanol plant and equipment	157,842	16,222	141,620
Building	640	17	623
Land	299	—	299

	$281,415	$46,509	$234,906

As at March 31, 2010	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$5,581	$2,972	$2,609
Office equipment	14,810	5,930	8,880
Computer equipment	6,417	3,763	2,654
Water heaters	51,059	2,481	48,578
Furnaces and air conditioners	317	4	313
Leasehold improvements	8,409	4,116	4,293
Vehicles	197	46	151
Ethanol plant and equipment	159,500	10,054	149,446
Land	299	—	299

	$246,589	$29,366	$217,223

NOTE 8  INTANGIBLE ASSETS

As at March 31, 2011	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$248,828	$144,568	$104,260
Electricity contracts and customer relationships	436,339	248,673	187,666
Water heater contracts and customer relationships	23,164	2,813	20,351
Computer software	9,540	6,616	2,924
Commodity billing and settlement systems	6,743	6,450	293
Broker network	80,561	14,770	65,791
Brand	10,692	—	10,692
Information technology system development	19,691	3,478	16,213
Other intangible assets	9,061	4,216	4,845

	$844,619	$431,584	$413,035

As at March 31, 2010	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$228,827	$63,484	$165,343
Electricity contracts and customer relationships	245,617	92,779	152,838
Water heater contracts and customer relationships	23,081	1,218	21,863
Computer software	5,562	4,198	1,364
Commodity billing and settlement systems	6,544	6,515	29
Other intangible assets	2,982	2,397	585

	$512,613	$170,591	$342,022

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9  LONG-TERM DEBT AND FINANCING

	March 31, 2011	March 31, 2010
Credit facility (a)	$51,035	$57,500
TGF credit facility (b)(i)	36,680	41,313
TGF debentures (b)(ii)	37,001	37,001
TGF term/operating facilities (b)(iii)	—	10,000
NHS financing (c)	105,716	65,435
$90 million convertible debentures (d)	84,706	83,417
$330 million convertible debentures (e)	286,439	—

	601,577	294,666
Less: current portion	(94,117)	(62,829)

	$507,460	$231,837

Future annual minimum principal repayments are as follows:

	2012	2013	2014	2015	2016	2017–2021	Total
Credit Facility (a)	$—	$—	$51,035	$—	$—	$—	$51,035
TGF Credit facility (b)(i)	36,680	—	—	—	—	—	36,680
TGF Debentures (b)(ii)	37,001	—	—	—	—	—	37,001
NHS HTC financing (c)	20,436	22,132	23,967	23,442	6,242	9,497	105,716
$90 million Convertible debentures (d)	—	—	—	90,000	—	—	90,000
$330 million Convertible debentures (e)	—	—	—	—	—	330,000	330,000

	$94,117	$22,132	$75,002	$113,442	$6,242	$339,497	$650,432

The following table details the interest expense. Interest is expensed at the effective interest rate.

	2011	2010
Credit facility (a)	$7,848	$5,258
TGF Credit facility (b)(i)	2,013	1,365
TGF Debentures (b)(ii)	4,269	3,049
TGF wheat production financing	—	10
TGF Operating facilities (b)(iii)	515	683
NHS financing (c)	6,464	817
$90 million Convertible debentures (d)	6,690	4,952
$330 million Convertible debentures (e)	22,638	—

	$50,437	$16,134

(a)	As at March 31, 2011, Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The repayment of the facility is due on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.25% and 3.75%. Prime rate advances are at rates of interest that vary between bank prime plus 2.25% and 2.75% and letters of credit are at rates that vary between 3.25% and 3.75%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at March 31, 2011, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at March 31, 2011, Just Energy had drawn $51,035 (March 31, 2010 – $57,500) against the facility and total letters of credit outstanding amounted to $78,209 (March 31, 2010 – $49,444). As at March 31, 2011, Just Energy has $218,791 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2011 and 2010, all of these covenants have been met.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	In connection with the acquisition of UEG on July 1, 2009, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The facility was further revised on April 5, 2010, to postpone the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The lenders deferred compliance with the financial covenants until April 1, 2011. TGF is currently in discussions with the lenders over future covenants. As at March 31, 2011, the amount owing under this facility amounted to $36,680.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually. Quarterly principal payments commenced October 1, 2009, in the amount of $1,000 per quarter. On April 5, 2010, TGF entered into an agreement with the holders of the debenture to defer scheduled principal payments owing under the debenture until April 1, 2011. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA, and minimum shareholders’ capital. The lender deferred compliance with the financial covenants until April 1, 2011. The current debenture agreement matures in the second quarter of fiscal 2012. TGF is in negotiations with the lender to renew the financial covenants and to extend the maturity date. As at March 31, 2011, the amount owing under this debenture agreement amounted to $37,001.

(iii)	TGF term/operating facilities

TGF’s term loan for $10,000 with a third party lender bearing interest at prime plus 1% was due in full on December 31, 2010. This facility was secured by liquid investments on deposit with the lender. As of December 31, 2010, the amount owing under the facility for $10,000 was repaid in full.

(iv)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition, total letters of credit issued amounted to $250.

(c)	In fiscal 2010, NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge gas distribution territory. On July 16, 2010, NHS expanded this facility to cover the Union Gas territory. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, it is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years. As security for performance of the obligation, NHS has pledged the water heaters, HVAC equipment and rental contracts, subject to the financed rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

NHS has $105,716 owing under this agreement, including $3,978 relating to the holdback provision, included in long-term receivable, as at March 31, 2011. NHS is required to meet a number of covenants under the agreement. As at March 31, 2011, all of these covenants have been met.

(d)

In conjunction with the acquisition of Universal on July 1, 2009, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued by Universal in October 2007. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

holder, into approximately 30.87 shares, representing a conversion price of $32.40 per common share as at March 31, 2011. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith. During the year, interest expense amounted to $6,464.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011 as part of the Conversion, JEGI assumed all of the obligations under the $90 million convertible debentures.

(e)	In order to fund the acquisition of Hudson, on May 5, 2010, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”). The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share. During the year, interest expense amounted to $22,638.

The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable units determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of Shareholders’ deficiency in the amount of $33,914. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, JEGI assumed all of the obligations under the $330 million convertible debentures.

NOTE 10  INCOME TAXES

Just Energy was a mutual fund trust for income tax purposes up to December 31, 2010. Until the Conversion, Just Energy was only subject to current income taxes on any taxable income not distributed to unitholders. Subsequent to the Conversion, JEGI is subject to current income taxes on all of its taxable income. The Fund distributed all of its taxable income earned prior to the Conversion. Accordingly, Just Energy did not provide for future income taxes on its temporary differences and those of its flow-through subsidiary trust and partnerships expected to reverse prior to 2011 as it was considered tax exempt for accounting purposes.

JEGI has recognized future income taxes for the temporary differences between the carrying amount and tax values of assets and liabilities in respect of the proportion of its income taxed directly to the unitholders that are expected to reverse in or after 2011. A valuation allowance that was provided against future tax assets of certain subsidiaries in the past year has been eliminated in full this year, as JEGI determines that it is more likely than not that all of those future tax assets will be realized in the future years.

74    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Canadian-based corporate subsidiaries are subject to tax on their taxable income at a rate of 30% (2010 – 33%). U.S.-based corporate subsidiaries are subject to tax on their taxable income at a rate of 40% (2010 – 40%).

The following table reconciles the difference between the income taxes that would result solely by applying statutory tax rates to the pre-tax income for Just Energy and the income tax provision in the consolidated financial statements.

	2011	2010
Income before income taxes	$545,502	$127,588
Income tax expense at the combined basic rate of 30% (2010 – 33%)	163,651	42,104
Taxes on income attributable to shareholders	(15,456)	(42,045)
Benefit of mark to market and other tax losses not previously recognized	(119,556)	(100,459)
Variance between combined basic rate and rate applicable to U.S. subsidiaries	1,910	—
Non-deductible expenses	1,593	140

Provision for (recovery of) income taxes	$32,142	$(100,260)

Components of Just Energy’s income tax provision (recovery) are as follows:

	2011	2010
Income tax provision	$8,182	$19,253
Amount credited to Shareholders’ capital	1,305	2,501

Current income tax provision	9,487	21,754
Future tax provision (recovery)	22,655	(122,014)

Provision for (recovery of) income taxes	$32,142	$(100,260)

Components of Just Energy’s net future income tax asset are as follows:

	2011	2010
Partnership income deferred for tax purposes and book carrying amount of
investments in partnerships in excess of tax cost	$(14,046)	$(483)
Excess of book basis over tax basis on customer contracts	(49,141)	(84,840)
Excess of tax basis over book basis	36,700	28,339
Mark to market losses on derivative instruments	132,888	245,237

	106,401	188,253
Less: valuation allowance	—	80,693

Future income tax assets (net)	$106,401	$107,560

NOTE 11  ACCUMULATED OTHER COMPREHENSIVE INCOME

2011	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	334	—	334
Amortization of deferred unrealized gain on discontinued hedges
after July 1, 2008, net of income taxes of $ 21,384	—	(98,499)	(98,499)

	$28,918	$94,886	$123,804

2010	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$1,958	$362,608	$364,566
Unrealized foreign currency translation adjustment	26,626	—	26,626
Amortization of deferred unrealized gain on discontinued hedges
after July 1, 2008, net of income taxes of $ 34,339	—	(169,223)	(169,223)

	$28,584	$193,385	$221,969

JUST ENERGY » ANNUAL REPORT 2011    75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  SHAREHOLDERS’ CAPITAL

Common shares of the Company

Effective January 1, 2011, the issued and outstanding units of the Fund, Class A preference shares of JEC and exchangeable shares of JEEC were exchanged on a one-for-one basis for common shares of JEGI. An unlimited number of common shares and 50,000,000 preferred shares have been authorized to be issued.

Details of issued unitholders’ capital and share capital are as follows:

	2011		2010
Issued and outstanding	Units/Shares	Amount	Units/Shares	Amount
Trust units
Balance, beginning of year	124,325,307	$593,075	106,138,523	$385,294
Unit based awards exercised/exchanged	38,989	462	49,078	682
Distribution reinvestment plan	1,324,834	17,935	1,554,074	20,036
Exchanged from Exchangeable Shares	894,018	10,085	16,583,632	187,063
Units exchanged pursuant to Conversion	(126,583,148)	(621,557)	—	—

Balance, end of year	—	—	124,325,307	593,075

Class A preference shares
Balance, beginning of year	5,263,728	13,160	5,263,728	13,160
Class A preference shares exchanged pursuant to Conversion	(5,263,728)	(13,160)	—	—

Balance, end of year	—	—	5,263,728	13,160

Exchangeable Shares
Balance, beginning of year	4,688,172	52,883	—	—
Exchangeable Shares issued	—	—	21,271,804	239,946
Exchanged into units	(894,018)	(10,085)	(16,583,632)	(187,063)
Exchangeable Shares exchanged pursuant to Conversion	(3,794,154)	(42,798)	—	—

Balance, end of year	—	—	4,688,172	52,883

Unitholders’ capital, end of year	—	—	134,277,207	$659,118

Share capital
Shares issued pursuant to the Conversion;
Trust units	126,583,148	$621,557	—	—
Class A preference shares	5,263,728	13,160	—	—
Exchangeable Shares	3,794,154	42,798	—	—

Balance on Conversion, January 1, 2011	135,641,030	677,515	—	—
Dividend reinvestment plan (i)	546,382	8,112	—	—
Share-based awards exercised	86,374	1,097	—	—
Shares issued to minority shareholder in exchange for interest in TGF (ii)	689,940	10,328

Share capital, end of year	136,963,726	$697,052	—	—

(i)	Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 shares can elect to receive their dividends in shares rather than cash at a 2% discount to the simple average closing price of the shares for five trading days preceding the applicable dividend payment date, providing the shares are issued from treasury and not purchased on the open market.

(ii)	Shares issued

During the year ended March 31, 2011, Just Energy issued 689,940 shares to acquire the share interest held by the minority shareholder of TGF. The shares were valued at $10,328. The difference between $18,616 representing the value of the minority interest of TGF at the time of issuance and the value of the shares has been recorded as a reduction to goodwill on the original acquisition of UEC. Just Energy issued 894,018 (2010 – 16,583,632) units relating to the exchange of Exchangeable Shares of JEEC. The Exchangeable Shares were issued pursuant to Just Energy’s acquisition of UEG.

76    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13  SHARE-BASED COMPENSATION PLANS

(a)	Stock option plan

Just Energy grants awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full time employees and service providers (non employees) of Just Energy and its subsidiaries and affiliates. In accordance with the share option plan, Just Energy may grant options to a maximum of 11,300,000 shares. As at March 31, 2011, there were 1,179,166 options still available for grant under the plan. Of the options issued, 135,000 options remain outstanding at year-end. The exercise price of the share options equals the closing market price of the Company’s shares on the last business day preceding the grant date. The share options vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date. No share options have been granted since June 2008.

A summary of the changes in Just Energy’s option plan during the year and status at March 31, 2011, is outlined below.

	Outstanding options	Range of exercise prices	Weighted average exercise price[1]
Balance, beginning of year	352,500	$15.09 – $17.47	$15.92
Forfeited/cancelled	217,500	$15.63	15.63

Balance, end of year	135,000	$15.09 – $17.47	$16.38

[1]	The weighted average exercise price is calculated by dividing the exercise price of options granted by the number of options granted.

2011	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

$15.09 – $17.47	135,000	0.59	$16.38	98,000	$16.51

2010	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

$15.09 – $ 15.63	267,500	0.49	$15.53	200,000	$15.63
$16.65 – $ 17.47	85,000	1.20	17.13	51,000	17.13

Balance, end of year	352,500	0.66	$15.92	251,000	$15.94

Options available for grant	2011	2010
Balance, beginning of year	961,666	758,666
Add: Cancelled/forfeited during the year	217,500	203,000

Balance, end of year	1,179,166	961,666

(b)	Restricted share grants

Just Energy grants awards under the 2010 Restricted Share Grants Plan (formerly the 2004 unit appreciation rights) to senior officers, employees and service providers of its subsidiaries and affiliates in the form of fully paid RSGs. On June 29, 2010, the unitholders of Just Energy approved a 2,000,000 increase in the number of RSGs available for grant. As at March 31, 2011, there were 1,969,883 (2010 – 74,472) RSGs still available for grant under the plan. Of the RSGs issued, 2,711,494 remain outstanding at March 31, 2011 (2010 – 2,640,723). Except as otherwise provided, (i) the RSGs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the RSG grantee continues as a senior officer, employee or service provider of Just Energy or any affiliate thereof; (ii) the RSGs expire no later than ten years from the grant date; (iii) a holder of RSGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, the holder of an RSG may exchange one RSG for one common share. On January 1, 2011 as part of the Conversion, all unit appreciation rights outstanding on that date were replaced by RSGs.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RSGs available for grant	2011	2010
Balance, beginning of year	74,472	374,668
Less: Granted during the year	(234,620)	(1,307,192)
Add: Increase in RSGs available for grant	2,000,000	1,000,000
Add: Cancelled/forfeited during the year	4,668	6,996
Add: Exercised during the year	125,363	—

Balance, end of year	1,969,883	74,472

(c)	Deferred share grants

Just Energy grants awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred compensation plan) to all independent directors on the basis each director is required to receive annually $15 of his compensation entitlement in deferred share grants (“DSGs”) and may elect to receive all or any portion of the balance of his annual compensation in DSGs and/or common shares. The holders of DSGs and/or common shares are also granted additional DSGs/common shares on a monthly basis equal to the monthly dividends paid to the shareholders of Just Energy. The DSGs vest on the earlier of the date of the Director’s resignation or three years following the date of grant and expire ten years following the date of grant. As at March 31, 2011, there were 84,118 (2010 – 108,248) DSGs available for grant under the plan. Of the DSGs issued, 109,655 DSGs remain outstanding at March 31, 2011. In accordance with the Conversion, all outstanding Directors’ deferred unit grants were replaced with DSGs.

DSGs available for grant	2011	2010
Balance, beginning of year	108,248	31,568
Add: Increase in DSGs available for grant	—	100,000
Less: Granted during the year	(24,130)	(23,320)

Balance, end of year	84,118	108,248

(d)	Contributed surplus

Amounts credited to contributed surplus include share based compensation awards, restricted share grants and deferred share grants. Amounts charged to contributed surplus are awards exercised during the year.

Contributed surplus	2011	2010
Balance, beginning of year	$18,832	$14,671
Add: Share-based compensation awards	5,509	4,754
Non-cash deferred share grant distributions	121	89
Less: Share-based awards exercised	(1,559)	(682)

Balance, end of year	$22,903	$18,832

Total amounts credited to shareholders’ capital in respect of share options, restricted share grants and deferred share grants exercised or exchanged during the year ended March 31, 2011, amounted to $1,559 (2010 – $682).

NOTE 14  FINANCIAL INSTRUMENTS

(a)	Fair value

Just Energy has a variety of gas and electricity supply contracts that are captured under CICA Handbook Section 3855, Financial Instruments – Measurement and Recognition. Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, and renewable and gas swap and forward contracts using a discounted cash flow method which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated statements of operations. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

78    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables illustrate (gains)/losses related to Just Energy’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the year ended March 31, 2011:

Change in fair value of derivative instruments	For the year ended March 31, 2011	For the year ended March 31, 2011 (USD)		For the year ended March 31, 2010	For the year ended March 31, 2010 (USD)
Canada
Fixed-for-floating electricity swaps (i)	$(232,806)	$	n/a	$5,041	$	n/a
Renewable energy certificates (ii)	987		n/a	(480)		n/a
Verified emission-reduction credits (iii)	952		n/a	(9)		n/a
Options (iv)	(333)		n/a	(1,593)		n/a
Physical gas forward contracts (v)	(138,623)		n/a	70,568		n/a
Transportation forward contracts (vi)	(11,365)		n/a	21,353		n/a
Fixed financial swaps (vii)	1,217		n/a	–		n/a

United States
Fixed-for-floating electricity swaps (viii)	(45,009)		(44,913)	11,295		11,761
Physical electricity forwards (ix)	(46,472)		(46,421)	2,332		4,737
Unforced capacity forward contracts (x)	416		388	(423)		(274)
Unforced capacity physical contracts (xi)	1,955		1,908	563		544
Renewable energy certificates (xii)	1,077		1,032	1,856		1,744
Verified emission-reduction credits (xiii)	140		136	644		604
Options (xiv)	(1,160)		(1,142)	1,082		879
Physical gas forward contracts (xv)	(118,077)		(116,831)	(30,742)		(25,350)
Transportation forward contracts (xvi)	(568)		(578)	1,303		1,287
Heat rate swaps (xvii)	1,789		1,592	(4,264)		(3,965)
Fixed financial swaps (xviii)	47,792		45,967	34,201		33,370
Foreign exchange forward contracts (xix)	(1,116)		n/a	3,322		n/a
Ethanol physical forward contracts (xx)	(135)		–	–		–
Amortization of deferred unrealized gains on discontinued hedges	(119,883)		n/a	(203,562)		n/a
Amortization of derivative financial instruments related to acquisitions	149,821		n/a	88,795		n/a

Change in fair value of derivative instruments	$(509,401)			$1,282

JUST ENERGY » ANNUAL REPORT 2011    79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2011:

	$00000.00	$00000.00	$00000.00	$00000.00
	Other assets (current)	Other assets (long-term)	Other liabilities (current)	Other liabilities (long-term)

Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$131,279	$93,397
Renewable energy certificates (ii)	194	196	158	417
Verified emission-reduction credits (iii)	—	—	315	628
Options (iv)	815	692	4,403	—
Physical gas forward contracts (v)	—	—	166,634	134,847
Transportation forward contracts (vi)	—	24	5,301	2,858
Fixed financial swaps (vii)	—	1,037	2,235	19

United States
Fixed-for-floating electricity swaps (viii)	125	45	29,028	25,719
Physical electricity forwards (ix)	—	310	55,548	37,535
Unforced capacity forward contracts (x)	309	177	581	118
Unforced capacity physical contracts (xi)	100	410	1,606	1,280
Renewable energy certificates (xii)	44	49	1,037	1,610
Verified emission-reduction credits (xiii)	13	36	275	491
Options (xiv)	1	—	1,056	165
Physical gas forward contracts (xv)	40	—	32,883	19,354
Transportation forward contracts (xvi)	—	—	1,526	1,281
Heat rate swaps (xvii)	639	2,408	180	131
Fixed financial swaps (xviii)	40	—	51,361	35,562
Foreign exchange forward contracts (xix)	1,391	—	—	—
Ethanol physical forward contracts (xx)	135	—	—	—

As at March 31, 2011	$3,846	$5,384	$485,406	$355,412

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2010:

	$00000.00	$00000.00	$00000.00	$00000.00
	Other assets (current)	Other assets (long-term)	Other liabilities (current)	Other liabilities (long-term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	757	416	—	—
Physical gas forward contracts (v)	—	—	237,145	203,088
Transportation forward contracts (vi)	—	—	11,060	8,439
Fixed financial swaps (vii)	—	—	—	—

United States
Fixed-for-floating electricity swaps (viii)	—	—	31,291	30,464
Physical electricity forwards (ix)	—	—	38,015	39,035
Unforced capacity forward contracts (x)	523	102	445	9
Unforced capacity physical contracts (xi)	33	146	731	—
Renewable energy certificates (xii)	107	130	918	945
Verified emission-reduction credits (xiii)	—	—	167	447
Options (xiv)	—	—	912	915
Physical gas forward contracts (xv)	—	—	96,938	75,142
Transportation forward contracts (xvi)	—	—	1,265	2,262
Heat rate swaps (xvii)	654	3,605	—	—
Fixed financial swaps (xviii)	—	—	21,720	16,767
Foreign exchange forward contracts (xix)	277	—	—	—
Ethanol physical forward contracts (xx)	—	—	—	—

As at March 31, 2010	$2,703	$5,027	$685,200	$590,572

80    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes financial instruments classified as held for trading as at March 31, 2011 to which Just Energy has committed:

Contract type		Notional volume			Total remaining volume	Maturity date	Fixed price		Fair value favourable/ (unfavourable)			Notional value
Canada
(i)	Fixed-for-floating electricity swaps*		0.0001–85 MWh		9,688,499 MWh	April 30, 2011 – October 11, 2018		$28.75–$128.13		$(224,677)			$623,260
(ii)	Renewable energy certificates		10–90,000 MWh		1,106,558 MWh	December 31, 2011 – December 31, 2015		$3.00–$26.00		$(184)			$7,149
(iii)	Verified emission- reduction credits		6,000–55,000 tonnes		527,000 tonnes	December 31, 2011 – December 31, 2014		$6.25–$11.50		$(943)			$4,964
(iv)	Options		46–40,500 GJ/month		3,098,430 GJ	April 30, 2011 – February 28, 2014		$7.16–$12.39		$1,507			$5,500
(v)	Physical gas forward contracts		1–28,558 GJ/day		105,394,304 GJ	April 30, 2011 – March 31, 2016		$3.39–$10.00		$(301,481)			$759,167
(vi)	Transportation forward contracts		74–20,000 GJ/day		43,307,681 GJ	April 30, 2011 – May 31, 2015		$0.01–$1.57		$(8,134)			$33,686
(vii)	Fixed financial swaps		14,500–139,500 GJ/month		9,684,500 GJ	April 30, 2011 – July 31, 2016		$4.47–$8.79		$(1,217)			$46,196

United States
(viii)	Fixed-for-floating electricity swaps*		0.10–57 MWh		7,522,842 MWh	April 30, 2011 – December 31, 2015	$ (US$	23.56–$132.59 24.30–$136.75)	$ (US$	(52,917 (54,576	) ))	$ (US$	393,405 405,739)
(ix)	Physical electricity forwards		1–55 MWh		9,253,968 MWh	April 30, 2011 – May 31, 2016	$ (US$	14.54–$106.90 15.00–$110.25)	$ (US$	(89,953 (92,773	) ))	$ (US$	480,536 495,602)
(x)	Unforced capacity forward contracts		5–36 MWCap		571 MWCap	April 30, 2011 – November 30, 2012	$ (US$	824–$7,757 850–$8,000)	$ (US$	(207 (213	) ))	$ (US$	2,677 2,761)
(xi)	Unforced capacity physical contracts		1–50 MWCap		2,369 MWCap	April 30, 2011 – May 31, 2014	$ (US$	630–$8,484 650–$8,750)	$ (US$	(2,305 (2,377	) ))	$ (US$	11,037 11,383)
(xii)	Renewable energy certificates		5,000–160,000 MWh		2,220,400 MWh	December 31, 2011 – December 31, 2015	$ (US$	2.62–$24.00 2.70–$24.75)	$ (US$	(2,476 (2,554	) ))	$ (US$	13,716 14,146)
(xiii)	Verified emission- reduction credits		10,000–50,000 tonnes		585,000 tonnes	December 31, 2011 – December 31, 2016	$ (US$	4.36–$8.48 4.50–$8.75)	$ (US$	(696 (718	) ))	$ (US$	4,097 4,225)
(xiv)	Options		5–90,000 mmBTU/month		3,287,880 mmBTU	April 30, 2011 – December 31, 2014	$ (US$	7.51–$13.38 7.75–$13.80)	($ (US$	617 (636	) ))	$ (US$	4,245 4,378)
(xv)	Physical gas forward contracts		1–7,700 mmBTU/day		16,890,058 mmBTU	April 30, 2011 – July 31, 2014	$ (US$	3.98–$11.52 4.10–$11.88)	$ (US$	(50,609 (52,196	) ))	$ (US$	136,499 140,779)
(xvi)	Transportation forward contracts		3–15,500 mmBTU/day		39,949,590 mmBTU	April 30, 2011 – August 31, 2015	$ (US$	0.0048–$1.2100 0.0050–$1.2500)	$ (US$	(2,721 (2,806	) ))	($ (US$	84,548 87,199	) )
(xvii)	Heat rate swaps		1–30 MWh		3,924,952 MWh	April 30, 2011 – September 30, 2015	$ (US$	18.85–$75.02 19.44–$77.37)	$ (US$	2,653 2,736)		$ (US$	165,659 170,853)
(xviii)	Fixed financial swaps		930–380,000 mmBTU/month		62,881,529 mmBTU	April 30, 2011 – May 31, 2017	$ (US$	3.93–$9.11 4.05–$9.40)	$ (US$	(84,243 (86,884	) ))	$ (US$	397,449 409,910)
(xix)	Foreign exchange forward contracts	$ US$	(569–$4,460 (587–$4,000	) )	n/a	April 01, 2011 – January 03, 2012		$0.9750–$1.0457		$1,391		$ (US$	28,413 27,733)
(xx)	Ethanol physical forward contracts		396,258 gallons		7,132,645 gallons	April 01, 2011 – December 01, 2011		$2.34–$2.65		$136			$17,860

*	The electricity fixed-for-floating contracts related to the Province of Alberta are predominantly load-following and some contracts in Ontario are also load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

JUST ENERGY » ANNUAL REPORT 2011    81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated amortization of deferred gains and losses reported in AOCI that is expected to be amortized to net income within the next 12 months is a gain of $68,946.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV Hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and long-term debt under Level 1.

Level 2

Fair value measurements which require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) Commodity (predominantly NYMEX), 2) Basis and 3) Foreign Exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12–15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation which leads to natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at March 31, 2011:

	March 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	$98,466	$–	$–	$98,466
Loans and receivable	286,254	–	–	286,254
Derivative financial assets	–	1,077	8,153	9,230

Financial liabilities
Derivative financial liabilities	–	(89,177)	(751,641)	(840,818)
Other financial liabilities	(886,696)	–	–	(886,696)

Total net derivative liabilities	$(501,976)	$(88,100)	$(743,488)	$(1,333,564)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the year ended March 31, 2011:

March 31, 2011
Opening balance, April 1, 2010	$(1,229,555)
Total gain/(losses) – Net income	6,891
Purchases	(256,294)
Sales	3,795
Settlements	731,675
Transfer out of Level 3	–

Closing balance, March 31, 2011	$(743,488)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

	As at March 31, 2011
	Carrying amount	Fair value
Cash and restricted cash	$98,466	$98,466
Accounts receivable	281,685	281,685
Long-term receivable	4,569	4,569
Other assets	9,230	9,230
Bank indebtedness, accounts payable and accrued liabilities, and unit distributions payable	285,119	285,119
Long-term debt	601,577	663,407
Other liabilities	840,818	840,818

	For the years ended March 31
	2011	2010
Interest expense on financial liabilities not held-for-trading	$50,437	$16,134

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, and unit distributions payable approximates their fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million and $330 million convertible debentures, which are fair valued, based on market value.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S. and its recent acquisition of Hudson, Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, as at March 31, 2011, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net income for the year ended would have been $4,823 higher/lower and other comprehensive income would have been $3,365 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the year ended March 31, 2011, of approximately $1,023.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that Shareholder dividends can be appropriately established. Derivative instruments are generally transacted over-the-counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – All derivative financial instruments

As at March 31, 2011, if the energy prices, including natural gas, electricity, verified emission-reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended March 31, 2011, would have increased (decreased) by $193,338 ($192,492) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at March 31, 2011, if the energy prices, including natural gas, electricity, verified emission-reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended March 31, 2011, would have increased (decreased) by $169,292 ($168,613) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California, Maryland, New York and New Jersey, Just Energy has customer credit risk and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

As at March 31, the aging of the accounts receivable from the above markets was as follows:

	2011	2010
Current	$61,695	$44,531
1–30 days	15,088	13,873
31–60 days	5,533	4,598
61–90 days	5,652	1,768
Over 91 days	10,322	3,973

	$98,290	$68,743

For the year ended March 31, 2011, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of year	$23,110
Provision for doubtful accounts	27,627
Bad debts written off	(23,801)
Others	(1,821)

Balance, end of year	$25,115

For the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

84    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy, replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2011, the maximum counterparty credit risk exposure amounted to $107,520, representing the risk relating to its derivative financial assets and accounts receivable.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at March 31, 2011.

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$282,805	$282,805	$282,805	$—	$—	$—
Bank indebtedness	2,314	2,314	2,314	—	—	—
Long-term debt*	601,577	652,397	94,117	99,099	119,684	339,497
Derivative instruments	840,818	3,173,789	1,498,293	1,405,699	267,505	2,292

	$1,727,514	$4,111,305	$1,877,529	$1,504,798	$387,189	$341,789

*	Included in long-term debt is $330,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder.

In addition to the amounts noted above, at March 31, 2011, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$45,430	$61,282	$45,470	$21,427

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,207 to accommodate for its counterparties’ risk of default.

NOTE 15 CAPITAL DISCLOSURE

Just Energy defines capital as Shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy’s objectives when managing capital are to maintain flexibility between:

(a) enabling it to operate efficiently;

(b) providing liquidity and access to capital for growth opportunities; and

(c) providing returns and generating predictable cash flow for dividend payments to shareholders

Just Energy manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year sustainable, profitable growth. Just Energy’s capital management objectives have remained unchanged from the prior year. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its credit facilities and as at March 31, 2011 and 2010, all of these covenants have been met.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 INCOME PER SHARE

	2011	2010
Basic income per share
Net income available to shareholders	$515,347	$231,496

Weighted average number of shares outstanding	128,171,630	117,674,180
Weighted average number of Class A preference shares	4,009,086	5,263,728
Weighted average number of Exchangeable Shares	3,098,124	5,027,626

Basic units and shares outstanding	135,278,840	127,965,534

Basic income per share/unit	$3.81	$1.81

Diluted income per share[1]

Net income available to Shareholders	$515,347	$231,496

Basic units and shares outstanding	135,278,840	127,965,534

Dilutive effect of:
Restricted share grants	2,737,214	1,392,423
Deferred share grants	93,231	71,137

Shares outstanding on a diluted basis	138,109,285	129,429,094

Diluted income per share/unit	$3.73	$1.79

[1]	The $90 million and $ 330 million convertible debentures and stock option rights are anti-dilutive for fiscal 2011 and 2010.

NOTE 17 REPORTABLE BUSINESS SEGMENTS

Just Energy operates in two reportable geographic segments, Canada and the United States. Reporting by geographic region is in line with Just Energy’s performance measurement parameters. The gas and electricity business segments have operations in both Canada and the United States.

Just Energy evaluates segment performance based on geographic segments and operating segments.

The following tables present Just Energy’s results by geographic segments and operating segments.

	Gas and electricity marketing		Ethanol Home services
2011	Canada	United States	Canada	Canada	Consolidated
Sales gas	$660,457	$526,311	$—	$—	$1,186,768
Sales electricity	619,985	1,015,347	—	—	1,635,332
Ethanol	—	—	108,526	—	108,526
Home services	—	—	—	22,566	22,566

Sales	$1,280,442	$1,541,658	$108,526	$22,566	$2,953,192

Gross margin	$188,949	$263,291	$14,266	$15,697	$482,203
Amortization of property, plant and equipment	(3,726)	(494)	(1,171)	(307)	(5,698)
Amortization of intangible assets	(47,392)	(71,832)	(22)	(1,595)	(120,841)
Other operating expenses	(68,653)	(179,524)	(11,164)	(17,020)	(276,361)

Income (loss) before the undernoted	69,178	11,441	1,909	(3,225)	79,303
Interest expense	34,720	2,387	6,862	6,468	50,437
Change in fair value of derivative instruments	(370,083)	(139,345)	27	—	(509,401)
Other income	(7,036)	(132)	(42)	(25)	(7,235)
Non-controlling interest	—	—	(1,987)	—	(1,987)
Provision (recovery) of income taxes	13,636	21,007	—	(2,501)	32,142

Net income (loss)	$397,941	$127,524	$(2,951)	$(7,167)	$515,347

Additions to property, plant and equipment	$3,091	$2,659	$266	$30,625	$36,641

Total goodwill	$153,043	$58,108	$—	$283	$211,434

Total assets	$596,738	$698,502	$165,244	$128,160	$1,588,644

86    JUST ENERGY » ANNUAL REPORT 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Gas and electricity marketing		Ethanol	Home services
2010	Canada	United States	Canada	Canada	Consolidated
Sales gas	$788,661	$425,975	$—	$—	$1,214,636
Sales electricity	637,580	381,674	—	—	1,019,254
Ethanol	—	—	56,455	—	56,455
Home services	—	—	—	8,886	8,886

Sales	$1,426,241	$807,649	$56,455	$8,886	$2,299,231

Gross margin	$231,147	$172,627	$4,510	$7,049	$415,333
Amortization of property, plant and equipment	(3,418)	(251)	(1,059)	(766)	(5,494)
Amortization of intangible assets	(37,309)	(22,413)	(20)	(1,209)	(60,951)
Other operating expenses	(68,156)	(121,394)	(9,089)	(8,760)	(207,399)

Income before the undernoted	122,264	28,569	(5,658)	(3,686)	141,489
Interest expense	9,079	1,130	5,107	818	16,134
Change in fair value of derivative instruments	37,058	(35,776)	—	—	1,282
Other income	(3,122)	(82)	(311)	—	(3,515)
Non-controlling interest	—	—	(3,593)	(55)	(3,648)
Provision (recovery) for income tax	(123,113)	24,415	—	(1,562)	(100,260)

Net income (loss)	$202,362	$38,882	$(6,861)	$(2,887)	$231,496

Additions to property, plant and equipment	$11,267	$797	$4,599	$24,544	$41,207

Total goodwill	$138,905	$31,053	$—	$7,929	$177,887

Total assets	$727,395	$330,912	$161,028	$91,492	$1,310,827

NOTE 18 GUARANTEES

(a)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(b)	Operations

In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $88,282.

NOTE 19 COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

	Premises and equipment leasing	Grain production contracts	Master Services agreement with EPCOR	Long-term commodity contracts with various suppliers
2012	$8,333	$7,082	$4,974	$1,498,293
2013	6,222	1,703	—	915,844
2014	4,733	396	—	489,855
2015	3,855	—	—	209,069
2016	2,678	—	—	58,436
Thereafter	4,841	—	—	2,292

	$30,662	$9,181	$4,974	$3,173,789

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Just Energy is also committed under long term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

NOTE 20 CONTINGENCIES

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable.

NOTE 21 ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2011	2010
Changes in:
Accrued gas accounts payable	$4,266	$(26,286)
Unbilled revenues	(5,749)	36,986
Gas delivered in excess of consumption	3,763	(8,508)
Deferred revenue	(4,005)	8,357

	$(1,725)	$10,549

NOTE 22 NET CHANGE IN NON-CASH WORKING CAPITAL

	2011	2010
Accounts receivable	$4,513	$(60,021)
Gas in storage	(2,355)	2,430
Inventory	(583)	(41)
Prepaid expenses	15,511	25,869
Accounts payable and accrued liabilities	(49,637)	5,931
Corporate taxes recoverable	(5,662)	(8,303)
Other	—	(1,388)

	$(38,213)	$(35,523)

NOTE 23 COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s consolidated financial statements.

NOTE 24 SUBSEQUENT EVENTS

Declared dividends

On April 4, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on April 30, 2011, to shareholders of record at the close of business on April 15, 2011.

On May 3, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on May 31, 2011, to shareholders of record at the close of business on May 15, 2011.

88    JUST ENERGY » ANNUAL REPORT 2011